August 13, 2014

VIA EDGAR

Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	SIGA Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 10, 2014
File No. 000-23047

Dear Mr. Riedler:

SIGA Technologies, Inc. (the “Company” or “SIGA”) submits this letter in response to the comment letter (the “Comment Letter”), dated July 31, 2014, from the Staff of the Securities and Exchange Commissions (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “Annual Report”).

For ease of reference, set forth in bold below, are the comments to the Annual Report, as reflected in the Comment Letter.  The Company’s responses are set forth below each comment.

Item 1. Business
Lead Product- Arestvyr™, page 2

1. We note that in 2013 you received $109.7 million from BARDA for the delivery of 725,000 courses of Arestvyr™ under the BARDA Contract and that you have deferred all revenue except certain amounts related to BARDA’s reimbursement of research and development costs. As disclosed on page 32, the BARDA Contract is a multiple deliverable arrangement and you have not satisfied all obligations necessary to recognize revenue attributable to these delivered courses. Please expand your discussion of the BARDA Contract in the Business section to disclose all material terms. These terms would include all material rights and obligations, including all material deliverables. Discuss the progress made to date towards meeting the obligations necessary for recognition of this revenue. Also disclose the terms of the agreement related to BARDA’s obligation to make payments. These would include milestone payments, reimbursements, and any other payment obligations.

Response:

In response to the Commission’s comment, below is revised draft (marked to show changes from what SIGA disclosed in its Annual Report). The Company advises the Commission that the BARDA Contract was filed in 2011 as part of an 8-K filing and that selected portions of the contract are redacted in accordance with confidential treatment as granted by the Securities and Exchange Commission (“SEC”).

As set forth below in the Section entitled “General” the Company proposes that the below revised disclosure be provided in a future filing with the SEC.

Item 1. Business
BARDA Contract - Arestvyr™ also known as ST-246®

On May 13, 2011, SIGA signed the BARDA Contract pursuant to which SIGA agreed to deliver two million courses of Arestvyr to the U.S. Strategic National Stockpile (“Strategic Stockpile”). The BARDA Contract is worth approximately $463 million, including $409.8 million for the manufacture and delivery of 1.7 million courses of Arestvyr and $54 million of potential reimbursements related to development and supportive activities (the “Base Contract”). In addition to the Base Contract, the BARDA Contract also contains various options that are exercisable at BARDA’s discretion. The BARDA Contract expires in September 2020.

Under the Base Contract with BARDA, BARDA has agreed to buy from SIGA 1.7 million courses of Arestvyr. Additionally, SIGA will contribute to BARDA 300,000 courses manufactured primarily using federal funds provided by the U.S. Department of Health and Human Services (“HHS”) under prior development contracts.

The Base Contract with BARDA includes $409.8 million of payments, inclusive of upfront payments and milestone payments, that can be received by the Company for the manufacture and delivery of 1.7 million courses of Arestvyr that are to be purchased by BARDA and physically delivered to the Strategic Stockpile. The timing and amount of specific payments to the Company are based on sub-payment tranches provided for in the Base Contract. As of December 31, 2013, the Company has received $157.6 million under the Base Contract related to the manufacture and physical delivery of courses of Arestvyr. Included in this amount are: a $41 million advance payment for the completion of certain planning and preparatory activities related to the Base Contract; a $12.3 million milestone payment for the completion of the product labeling strategy for Arestvyr; a $8.2 million milestone payment for the completion of the commercial validation campaign for Arestvyr; and $96.1 million of payments following physical deliveries of 725,000 courses of Arestvyr to the Strategic Stockpile.

The Company is eligible to receive an additional $252.2 million under the Base Contract for the manufacture, delivery and purchase of courses of Arestvyr. Included in this amount are: $129.2 million of payments following additional future physical deliveries of 975,000 courses of Arestvyr to the Strategic Stockpile; a $20.5 million milestone payment for successful submission to the U.S. Food and Drug Administration (“FDA”) of a complete application for Arestvyr regulatory approval; and a $102.5 million holdback payment, which represents a 25% holdback on the $409.8 million of total payments tied to the manufacture and delivery of 1.7 million courses of Arestvyr that are to be purchased by BARDA. The $102.5 million holdback payment would be triggered by FDA approval of Arestvyr, as long as the Company does not have, as described below, a continuing product replacement obligation to BARDA.

The Base Contract with BARDA also includes $54 million of potential reimbursement for development and supportive activities. These activities are reimbursed primarily on a cost-plus basis after each individual activity is authorized by BARDA and after costs are incurred. As of December 31, 2013, the Company received $5.4 million of reimbursement payments under the Base Contract for development and supportive activities.

In addition to the Base Contract, which is worth approximately $463 million, the BARDA Contract also separately contains $178.4 million of options that, if exercised by BARDA: would fund development and supportive activities such as work on pediatric and geriatric formulations of the drug as well as use of Arestvyr for smallpox prophylaxis; would result in a $50 million payment to the Company for FDA approval for extension to 84-month expiry for Arestvyr (from 38 month expiry as required in the Base Contract); and/or would fund production-related activities such as warm-base manufacturing. As of December 31, 2013, BARDA has not exercised any options and may not exercise any options in the future. These options are exercisable by BARDA in its sole discretion.

For courses of Arestvyr that are physically delivered to the Strategic Stockpile, the Company has replacement obligations, at no cost to BARDA, in the event that: the final FDA approved version of Arestvyr is different from any course of Arestvyr that has been delivered to the Strategic Stockpile; or Arestvyr does not meet any specified label claims, fails release testing or does not meet 38 month expiry period (from time of delivery to the Strategic Stockpile); or Arestvyr is recalled or deemed to be recalled for any reason.

As noted above, the Company is eligible for a $102.5 million holdback payment from BARDA if the FDA approves Arestvyr, either in the currently delivered form or in a different form. If the approved version of Arestvyr is different from those delivered to the Strategic Stockpile, then the Company is obligated to replace the previously delivered courses, at no additional cost, to BARDA. If the final approved version of Arestvyr differs from those delivered, the $102.5 million holdback payment would not be paid until the obligation to replace the previously delivered product at no additional cost is satisfied.

The Company has been actively pursuing FDA approval of Arestvyr, both for purposes of receiving the $102.5 million holdback payment as well as for strategic purposes. The Company is pursuing FDA approval under the “animal rule”. As such, the Company has completed multiple monkeypox and variola efficacy studies in non-human primates and is coordinating and conducting rabbitpox efficacy studies in rabbits. In addition to coordinating and conducting efficacy studies in rabbits, the Company is also planning protocols for an expanded clinical safety trial that could support a future New Drug Application (“NDA”) filing with the FDA.

~~On May 13, 2011, we signed the BARDA Contract pursuant to which we agreed to deliver two million courses of Arestvyr to the U.S. Strategic National Stockpile (“Strategic Stockpile”). The base contract, worth approximately $463 million, includes $54 million related to development and supportive activities and contains various options to be exercised at BARDA’s discretion. The period of performance for development and supportive activities runs until 2020. As originally issued, the BARDA Contract included an option for the purchase of up to 12 million additional courses of Arestvyr; however, following a protest by a competitor of the Company, BARDA issued a contract modification on June 24, 2011 pursuant to which it deleted the option to purchase theadditional courses. Under the BARDA Contract as modified, BARDA has agreed to buy from SIGA 1.7 million courses of Arestvyr. Additionally, SIGA will contribute to BARDA 300,000 courses manufactured primarily using federal funds provided by the U.S. Department of Health and Human Services (“HHS”) under prior development contracts. The BARDA Contract as modified also contains options that will permit SIGA to continue its work on pediatric and geriatric formulations of the drug as well as use of Arestvyr for smallpox prophylaxis. As discussed in Item 3, “Legal Proceedings,” the amount of profits we will retain pursuant to the BARDA Contract may be adversely affected by the outcome of PharmAthene’s action against SIGA.~~

As discussed in Item 3, “Legal Proceedings,” the amount of cash inflows ~~we~~ SIGA will retain pursuant to the BARDA Contract may be adversely affected by the outcome of PharmAthene’s action against SIGA.

Lead Product - Arestvyr

~~We~~ SIGA believes that Arestvyr is among the first new small-molecule drugs delivered to the Strategic Stockpile under the Project BioShield Act of 2004 (“Project BioShield”). Arestvyr is an investigational product that is not currently approved by the U.S. Food and Drug Administration (“FDA”) as a treatment of smallpox or any other indication. Nevertheless, the FDA has designated

Arestvyr for “fast-track” status, creating a path for expedited FDA review and eventual regulatory approval. Arestvyr is a novel, patented drug that is easy to store, transport and administer. There could be several uses for an effective smallpox antiviral drug: to reduce mortality and morbidity in those infected with the smallpox virus, to protect the non-immune who risk developing smallpox following virus exposure, and as an adjunct to the smallpox vaccine in order to reduce the frequency of serious adverse events due to the live virus used for vaccination.

Arestvyr’s regulatory path, and SIGA’s development activities related to Arestvyr, are materially guided by the results of an FDA Advisory Committee meeting that was convened in December 2011 (the “Advisory Committee”). The Advisory Committee was convened to consider proposals for using a surrogate orthopoxvirus model and to determine what elements of the “animal rule” constitute “enough” evidence for approval of a drug for the treatment of smallpox. The Advisory Committee’s recommendation confirmed that the monkeypox, rabbitpox and ectromelia models, especially in combination, could suitably provide appropriate evidence of efficacy for treatment of smallpox. Subsequent to the Advisory Committee, SIGA has had substantive meetings and communications with the FDA regarding the regulatory path of Arestvyr. Development activities for Arestvyr are based on the Advisory Committee’s recommendation, and take into account meetings and communications with the FDA.

The regulatory status of Arestvyr follows: Arestvyr has Orphan Drug designation for both the treatment and prevention of smallpox, and in late 2010, Arestvyr received Orphan Drug designation for the broader indication of treatment of orthopoxvirus infections (vaccinia, variola, monkeypox and cowpox). Also in 2010, a final study report was completed and provided to the FDA for a Phase II multiple dose clinical trial to evaluate the safety, tolerability and pharmacokinetics of Arestvyr when administered as a single, daily oral dose for fourteen days. A clinical study to test the palatability of Arestvyr on various food items was initiated in January 2014, the purpose of which is to support dosage for humans who may have difficulty swallowing capsules including children and the elderly. Protocols for an expanded clinical safety trial to support a New Drug Application (“NDA”) filing and a clinical mass balance (absorption, metabolism and excretion) study to inform on any potential drug to drug interactions are under development. Rabbitpox efficacy studies in rabbits, and supporting studies, are being conducted and planned. An Investigational New Drug (“IND”) application for an intravenous (IV) formulation of Arestvyr was filed with FDA in September 2012 and ~~we~~ SIGA received a safe to proceed letter from FDA in November 2012 along with a letter granting fast-track status. Formulation work has commenced on an oral suspension formulation of Arestvyr which would support dosing for pediatrics and the elderly.

Manufacturing, page 3

2. We note that in 2013 you received approximately $109.7 million from BARDA for the delivery of approximately 725,000 courses of Arestvyr™. We also note that you depend on contract manufacturers to provide this product. Please amend your disclosure to identify the manufacturer(s) and disclose the materials terms of your agreement(s) related to the manufacture of Arestvyr™. Please file these agreements as exhibits to your 10-K. Alternatively, please provide your analysis as to why you are not required to file these manufacturing agreements as exhibits to your 10-K.

Response:

The Company has agreements with three contract manufacturing organizations (“CMOs): Albemarle Corporation (“Albemarle”); Powdersize, Inc. (“Powdersize”); and Catalent Pharma Solutions LLC (“Catalent”). Albemarle receives more than 80% of payments to CMOs and is contractually responsible for the sourcing of raw materials and the synthesis of the active pharmaceutical ingredient (“API”) within Arestvyr. Given the relative importance of Albemarle within the manufacturing process and the large share of payments it receives (in relation to other CMOs), the Company respectfully acknowledges the Commission’s comment and advises the Commission, as further requested by the section entitled “General” below, that the Company agrees to disclose the nature and terms of its relationship with Albemarle in future filings and agrees to file the agreement with Albemarle as an exhibit to such future filings with the SEC.

Powdersize is contractually responsible for micronizing Arestvyr API and Catalent is contractually responsible for granulating, encapsulating and packaging Arestvyr. Since the receipt of technical services are in the ordinary course of business for the Company, and given that the combined payments to Catalent and Powdersize are less than 20% of total payments to CMOs, the Company respectfully advises the Commission that while the Company agrees to disclose the nature and terms of its relationship with Powdersize and Catalent in future filings, the Company does not plan to file the Catalent and Powdersize agreements as exhibits because such agreements are customary in nature and since such agreements are for technical services that are provided in the ordinary course of business.

In response to the Commissions comment, below is revised draft disclosure to be made in future filings (marked to show changes from what SIGA disclosed in its Annual Report):

Manufacturing

SIGA does not have manufacturing infrastructure and does not intend to develop one for the manufacture of Arestvyr. ~~We~~ SIGA rel~~y~~ies on and ~~we~~ uses third parties known as Contract ~~Commercial~~ Manufacturing Organizations (“CMOs”) to procure commercial raw materials and supplies, and to manufacture Arestvyr, also known as ST-246. ~~Our~~ SIGA's CMOs apply methods and controls in facilities that are used for manufacturing, processing, packaging, testing, analyzing and holding pharmaceuticals which conform to current good manufacturing practices (“cGMP”), the standard set by FDA for manufacture of pharmaceuticals intended for human use.

For the manufacture of Arestvyr, the Company uses the following CMOs: Albemarle Corporation (“Albemarle”); Powdersize, Inc. (“Powdersize”); and Catalent Pharma Solutions LLC (“Catalent”).

Albemarle manufactures, tests and supplies active pharmaceutical ingredient (“API”) for use in Arestvyr, also known as ST-246. The Company’s agreement with Albemarle continues for an initial term that is the longer of the period ending on (i) December 31, 2014 or (ii) the last calendar day of the year in which the Company completes delivery of 1.7 million courses of Arestvyr under the BARDA Contract. Thereafter, this agreement may be renewed as provided for in such agreement.

Powdersize micronizes and tests API for use in Arestvyr. The Company’s agreement with Powdersize continues for an initial term that is the longer of the period ending on (i) August 15, 2014 or (ii) the date the Company has fulfilled its delivery obligations under the BARDA Contract. Thereafter, this agreement may be renewed as provided for in such agreement.

Catalent granulates, encapsulates, tests and packages Arestvyr. In addition, Catalent provides services related to commercial stability testing of drug product and preparation for tabulated stability and trend analysis for each time point. The Company’s agreement with Catalent continues for an initial term that is the longer of the period ending (i) December 15, 2014 or (ii) the date the Company has fulfilled its delivery obligations under the BARDA Contract. Thereafter, this agreement may be renewed as provided for in such agreement.

Any manufacturing failures or delays by SIGA's CMOs could cause delays in delivery of Arestvyr, also known as ST-246 into the Strategic Stockpile.

Intellectual Property and Proprietary Rights, page 6

3. For each material issued patent disclose the type of patent issued and the protection conferred such as composition of matter, method of use, method of manufacturing, etc. Also expand the disclosure to clarify the products or treatments that apply to each of your material issued patents.

Response:

In response to the Commission’s comment, below is revised draft disclosure (marked to show changes from what SIGA disclosed in its Annual Report).

The draft disclosure has been arranged to address the Commission’s comments and to update the Company’s intellectual property disclosure to highlight the Company’s patent protection for its sole clinical stage drug candidate. Please note that the remaining patent portfolio, outside of the patent estate for Arestvyr, relates to early stage, pre-clinical drug candidates that are either inactive or for which the Company is seeking partners to support further development activity. As requested in the below section entitled “General”, the Company agrees to make the below disclosure modifications in future filings with the SEC.

Draft disclosure below (marked for changes):

Intellectual Property and Properties Rights

~~Our~~ SIGA's commercial success will depend in part on ~~our~~ its ability to obtain and maintain patent protection for ~~our~~ its proprietary technologies, drug targets, and potential products and to preserve ~~our~~ its trade secrets. Because of the substantial length of time and expense associated with bringing potential products through the development and regulatory clearance processes to reach the marketplace, the pharmaceutical industry places considerable importance on obtaining patent and trade secret protection. The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. No consistent policy regarding the breadth of claims allowed in biotechnology patents has emerged to date. Accordingly, ~~we~~ SIGA cannot predict the type and extent of claims allowed in these patents.

~~We~~ SIGA also rel~~y~~ies upon trade secret protection for ~~our~~ its confidential and proprietary information. No assurance can be given that other companies will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to ~~our~~ SIGA's trade secrets or that ~~we~~ SIGA can meaningfully protect ~~our~~ its trade secrets.

Arestvyr™, also known as ST-246: SIGA exclusively owns its patent portfolio, which relates to its leading drug candidate ST-246 (Arestvyr™). SIGA's key patent portfolio currently consists of 6 U.S. patents, 4 issued foreign patents, 4 U.S. utility patent applications, 2 international PCT patent applications and 42 foreign patent applications as of the most recent available information.

The principal and material issued utility US patents covering Arestvyr™ include US Patent Nos. 7,737,168; 7,687,641; and 8,124,643 as described in the table below:

		PROTECTION CONFERRED	ISSUE DATE	EXPIRATION DATE
US 7,737,168	United States	Method of treating orthopoxvirus infection with ST-246	June 15, 2010	May 3, 2027
US 7,687,641	United States	Method of manufacturing ST-246	March 30, 2010	September 27, 2024
US 8,124,643	United States	Composition of matter for the ST-246 compound and pharmaceutical composition containing ST-246	February 28, 2012	June 18, 2024

Arestvyr is currently SIGA's sole clinical-stage drug candidate. In addition to the Arestvyr patent portfolio, SIGA also has patents covering pre-clinical drug candidates. Substantially all of the pre-clinical patent portfolio is for Dengue Antiviral and Anti-Arenavirus drug candidates. SIGA is currently seeking partners for its Dengue Antiviral and Anti-Arenavirus drug candidates to support further development activity.

~~We are exclusive owner of 21 U.S. patents. We are also exclusive owner of 2 U.S. provisional patent applications, 16 U.S. utility patent applications, 3 international PCT patent applications and 92 foreign patent applications.~~

~~The following are our patent positions as of December 31, 2013:~~

~~PATENTS~~
~~United States~~	~~21~~	~~2024 (1), 2026 (2), 2027 (5), 2028 (6), 2029 (4)~~
~~2030 (1), 2032 (2)~~
~~Australia~~	~~4~~	~~2027 (1), 2028 (1), 2029 (1), 2030 (1)~~
~~Europe~~	~~12~~	~~2027 (6), 2028 (6)~~
~~Japan~~	~~4~~	~~2024 (1), 2025 (1), 2027 (1), 2028 (1)~~
~~South Africa~~	~~2~~	~~2027 (1), 2028 (1)~~
~~African Regional Intellectual Property Organization (ARIPO)~~	~~2~~	~~2027 (1), 2028 (1)~~
~~African Intellectual Property Organization (OAPI)~~	~~5~~	~~2027 (1), 2028 (2), 2029 (1), 2030~~
~~All other jurisdictions~~	~~2~~	~~2024 (1), 2029 (1)~~

~~•~~	~~Patent Expiration Dates may be affected by patent term extensions and adjustments.~~

~~APPLICATIONS~~	~~Number Owned by SIGA~~
~~United States~~	~~16~~
~~United States provisional~~	~~2~~
~~PCT~~	~~3~~
~~Australia~~	~~7~~
~~Canada~~	~~9~~
~~Europe~~	~~11~~
~~Japan~~	~~5~~
~~Mexico~~	~~8~~
~~South Africa~~	~~4~~
~~ARIPO~~	~~3~~
~~OAPI~~	~~1~~
~~All Other Jurisdictions~~	~~44~~
FDA regulations require that patented drugs be sold under brand names that comply with various regulations. ~~We~~ SIGA must develop and make efforts to protect these brand names for each of ~~our~~ its products in order to avoid product piracy and to secure exclusive rights to these brand names. ~~We~~ SIGA may expend substantial funds in developing and securing rights to adequate brand names for ~~our~~ its products. ~~We~~ SIGA currently has ~~have~~ proprietary trademark rights in SIGA®, Arestvyr™, ST-246® and other brands used by ~~us~~ SIGA in the United States and certain foreign countries, but ~~we~~ it may have to develop additional trademark rights in order to comply with regulatory requirements. ~~We~~ SIGA considers securing adequate trademark rights to be important to ~~our~~ its business.

Properties, page 27

4. We note that in 2013 you subleased your New York headquarters for $720,000 and leased your research and development facilities in Oregon for $900,000. Please file these material leases as exhibits to the 10-K. Alternatively, please provide your analysis as to why you are not required to file them as exhibits to your 10-K.

Response:

Properties

The Company respectfully acknowledges the Commission’s comment and advises the Commission that the Company agrees to file these leases as exhibits in its next quarterly filing with the SEC on Form 10-Q.

General:

The Company proposes that the Commission allow the Company to make the above disclosure changes and exhibit filings in future filings with the Commission. While the Company understands the need to update its disclosure in response to the Commissions comments, the Company also believes that investors and the markets will not be adversely affected if the above responses to the Comment Letter are effectuated through future filings with the Commission as opposed to an amendment to the existing Annual Report.

As requested in your comment letter, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings referred to herein;

•                  Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at 212-672-9110.

Very truly yours,

/s/Daniel J. Luckshire

Daniel J. Luckshire
Executive Vice President and Chief Financial Officer